SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Interim Financial Statements

Net Serviços de Comunicação S.A.

June 30, 2013

With Independent Auditor’s Review Report on individual

and consolidated interim financial statements

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Interim financial statements

June 30, 2013

A free translation from Portuguese into English of Independent Auditor’s Review Report on individual and consolidated interim financial information

To the Management and Shareholders of

Net Serviços de Comunicação S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim accounting information of Net Serviços de Comunicação S.A. (“Entity”), contained in the ITR (Quarterly Information Form), referring to the quarter ended on June 30, 2013, which comprises the balance sheet and related statements of income, of comprehensive income, for the three-month and six-month periods then ended and changes in shareholders’ equity and cash flows for the six-month period then ended, including the notes.

The management is responsible for the preparation of the individual interim financial information in accordance with Technical Pronouncement CPC 21 – Interim Statements, and the consolidated interim financial information in accordance with CPC 21 and international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, as well as the presentation of the information in accordance with the standards issued by CVM (Comissão de Valores Mobiliários – Brazilian SEC), applicable to the preparation of Interim Information – ITR. Our responsibility is to express a conclusion on the interim accounting information based on our review.

Scope of review

We have conducted our review according to the Brazilian and International standards of review for interim information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim information consists of queries, especially to those responsible for financial and accounting matters and the application of analytical procedures and other review procedures.

The scope of a review is significantly smaller than the scope of an audit conducted in accordance with the audit standards and, consequently, it did not allow us to obtain assurance that we were aware of all significant matters which could be identified in an audit. Consequently, we did not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, we are not aware of any fact which could lead us to believe that the individual interim financial statements included in the quarterly information referred to above were not prepared, in all relevant aspects, in accordance with CPC 21 (R1), applicable to the preparation of the Quarterly Information – ITR, and presented according to the standards issued by CVM.

Conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact which could lead us to believe that the consolidated interim financial statements included in the quarterly information referred to above were not prepared, in all relevant aspects, in accordance with CPC 21 (R1), and IAS 34, applicable to the preparation of the Quarterly Information – ITR, and presented according to the standards issued by CVM.

Other matters

Interim information of added value

We have also reviewed, the statement of value added (SVA), individual and consolidated, related to the quarter ended June 30, 2013, prepared under the Entity’s management responsibility, the presentation of which is required according to the standards issued by CVM applicable to the preparation of Quarterly Information – ITR, and considered as supplementary information by the IFRSs, which do not require the presentation of the SVA. These statements were submitted to the same review procedures previously described and, based on our review, we are not aware of any fact which could lead us to believe that they were not prepared, in all material aspects, in accordance with the individual and consolidated interim financial information as a whole.

Audit and review of comparative amounts of previous year

The Quarterly Information – ITR mentioned in the first paragraph include financial information corresponding to the income, comprehensive income, changes in shareholders’ equity, cash flows and added value of the quarter ended June 30, 2012, obtained from the quarterly information – ITR from that period, and those from the balance sheet of December 31, 2012, obtained from the financial statements of December 31, 2012, presented for comparative purposes. The review of the Quarterly Information – ITR of the quarter ended June 30, 2012 and the exam on the financial statements of the period ended December 31, 2012 were conducted under the responsibility of other independent auditors, who issued review and audit reports dated July 24, 2012 and February 06, 2013, respectively, with no changes.

São Paulo, July 23, 2013.

CRC Nº SP-013002/O-3

Ernesto Rubens Gelbcke

CTCRC Nº 1SP-071189/O-6

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of comprehensive income

For the three-month period ended June 30, 2013 and 2012

(In thousands of reais, except for earnings per share)

		Controlling company
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2013	2012	2013	2012
Net revenues	4	1,250,315	999,602	2,448,539	1,978,096
Cost of services rendered	5/7	(862,654)	(636,010)	(1,642,228)	(1,234,712)
Gross profit		387,661	363,592	806,311	743,384

Operating expenses
Selling expenses	7	(181,833)	(137,622)	(341,350)	(261,891)
General and administrative expenses	7	(101,307)	(121,152)	(208,048)	(247,508)
Other	7	(15,260)	(14,631)	(29,699)	(28,276)
		(298,400)	(273,405)	(579,097)	(537,675)

Investments in subsidiaries
Equity pickup	13	70,311	70,306	140,227	131,244
		70,311	70,306	140,227	131,244

Operating profit		159,572	160,493	367,441	336,953

Finance results
Finance expenses	6	(140,684)	(143,426)	(210,070)	(200,502)
Finance income	6	21,350	21,209	45,322	50,176
		(119,334)	(122,217)	(164,748)	(150,326)

Profit before income taxes and social contribution		40,238	38,276	202,693	186,627

Income tax
Current	12	(8)	(82)	134	1,762
Deferred	12	1,740	(8,627)	(45,965)	(44,224)
		1,732	(8,709)	(45,831)	(42,462)
Profit for the period		41,970	29,567	156,862	144,165

Basic and diluted earnings per share – common	24	0.11	0.08	0.43	0.39
Basic and diluted earnings per share – preferred	24	0.13	0.09	0.47	0.43

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of comprehensive income

Three-and six-month periods ended June 30, 2013 and 2012

(In thousands of reais)

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2013	2012	2013	2012
Net revenues	4	2,369,997	1,927,273	4,610,951	3,765,779
Cost of services rendered	5/7	(1,583,231)	(1,231,146)	(3,040,004)	(2,400,491)
Gross profit		786,766	696,127	1,570,947	1,365,288

Operating expenses
Selling expenses	7	(279,545)	(221,694)	(519,929)	(420,742)
General and administrative expenses	7	(245,590)	(244,086)	(488,414)	(478,604)
Other	7	(31,257)	(24,159)	(59,075)	(52,327)
		(556,392)	(489,939)	(1,067,418)	(951,673)

Operating profit		230,374	206,188	503,529	413,615

Finance results
Finance expenses	6	(215,073)	(193,439)	(320,456)	(265,667)
Finance income	6	33,309	32,292	64,745	71,666
		(181,764)	(161,147)	(255,711)	(194,001)

Profit before income taxes and social contribution		48,610	45,041	247,818	219,614

Income tax
Current	12	(23,598)	(27,305)	(46,439)	(43,193)
Deferred	12	16,958	11,831	(44,517)	(32,256)
		(6,640)	(15,474)	(90,956)	(75,449)
Profit for the period		41,970	29,567	156,862	144,165

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statement of comprehensive income

Three-and six-month periods ended June 30, 2013 and 2012

 (In thousands of reais)

	Three-month period ended June 30
Controlling and Consolidated	2013	2012
Profit for the period	41,970	29,567
Other comprehensive income	-	-
Comprehensive income	41,970	29,567

	Six-month period ended June 30
Controlling and Consolidated	2013	2012
Profit for the period	156,862	144,165
Other comprehensive income	-	-
Comprehensive income	156,862	144,165

See accompanying notes to the interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheets

June 30, 2013 and December 31, 2012

 (In thousands of reais)

		Controlling company		Consolidated
	Notes	06/30/2013	12/31/2012	06/30/2013	12/31/2012
ASSETS
Current
Cash and cash equivalents	8	43,497	17,270	73,879	38,404
Trade accounts receivable	9	474,002	400,103	944,497	757,254
Inventories	10	41,707	38,669	79,574	68,697
Related parties	19	22,960	32,576	-	-
Programming receivable from subsidiaries	19	50,638	48,529	-	-
Recoverable taxes	12	64,803	63,117	81,037	77,115
Prepaid expenses		30,381	19,929	38,526	27,818
Interest on equity	19	68,588	75,388	-	-
Prepaid rights for use	19	117,734	118,785	165,527	167,004
Other current assets		12,249	9,901	27,700	21,034
Total current assets		926,559	824,267	1,410,740	1,157,326

Non-current
Long-term receivables
Judicial deposits	11	74,822	66,490	140,949	123,396
Related parties	19	63,044	157,711	-	-
Deferred taxes	12	-	-	285,274	283,824
Recoverable taxes	12	4,060	4,060	5,802	5,682
Prepaid rights for use	19	48,416	107,017	68,069	150,459
Other non-current assets		2,656	2,192	4,840	4,434
		192,998	337,470	504,934	567,795

Investments	13	1,381,448	1,114,872	-	-
Property, plant and equipment	14	3,862,518	3,175,988	6,721,890	5,594,753
Intangible assets	15	2,454,416	2,397,584	2,490,943	2,439,306

Total non-current assets		7,891,380	7,025,914	9,717,767	8,601,854

Total assets		8,817,939	7,850,181	11,128,507	9,759,180

		Controlling company		Consolidated
	Notes	06/30/2013	12/31/2012	06/30/2013	12/31/2012
LIABILITIES
Current
Trade accounts payable	16	788,623	608,332	1,295,999	907,083
Accounts payable – programming suppliers	17	152,086	129,071	220,519	189,460
Taxes payable	12	41,805	36,528	109,491	93,994
Payroll and related charges		150,449	167,134	222,184	243,089
Debt	18	750,093	756,361	802,959	814,868
Related parties	19	690,301	113,982	932,060	127,142
Deferred revenues	19	114,000	114,939	199,535	201,283
Unrealized losses on derivatives	24/25	-	4,102	-	4,102
Other current liabilities		20,929	17,655	45,288	38,730
Total current liabilities		2,708,286	1,948,104	3,828,035	2,619,751

Non-current
Deferred taxes	12	210,396	164,422	210,396	164,422
Debt	18	838,159	792,197	1,158,551	1,117,969
Deferred revenues	19	56,616	114,221	99,777	201,099
Related parties	19	12,777	3,929	680,000	680,000
Provisions	20	240,951	227,122	400,994	375,753
Other non-current liabilities		12,351	18,645	12,351	18,645
Total non-current liabilities		1,371,250	1,320,536	2,562,069	2,557,888

Equity
Share capital	21	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves	21	152,122	152,122	152,122	152,122
Accumulated deficit		(1,013,039)	(1,169,901)	(1,013,039)	(1,169,901)
		4,738,403	4,581,541	4,738,403	4,581,541

Total liabilities and equity		8,817,939	7,850,181	11,128,507	9,759,180

See accompanying notes to the interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity

Six-month periods ended June 30, 2013 and 2012

(In thousands of reais)

	Number of shares (thousands)		Capital stock			Capital reserves
	Common	Preferred	Subscribed	To be paid in	Paid in	Share premium	Special goodwill reserve	Share premium	Accumulated deficit	Total
Balances on December 31, 2011	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,564,649)	4,187,839

Profit for the period	-	-	-	-	-	-	-	-	144,165	144,165

Balances on June 30, 2012	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,420,484)	4,332,004

Balances on December 31, 2012	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	88,475	54,945	(1,169,901)	4,581,541

Profit for the period	-	-	-	-	-	-	-	-	156,862	156,862

Balances on June 30, 2013	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	88,475	54,945	(1,013,039)	4,738,403

See accompanying notes to the interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of cash flow

Six-month period ended June 30, 2013 and 2012

(In thousands of reais)

	Controlling company		Consolidated
	Six-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
Net cash flows from operating activities
Profit for the period	156,862	144,165	156,862	144,165
Adjustments to reconcile profit for the period to cash flow from operating activities
Equity pick-up	(140,227)	(131,244)	-	-
Monetary and exchange rate variations, net	80,055	63,043	98,315	84,829
Interest expense on borrowing	57,746	66,368	82,489	87,595
Depreciation and amortization	431,037	355,933	738,669	615,641
Losses on derivative financial instruments	(538)	(776)	(538)	(776)
Deferred income taxes and social contribution	45,965	44,224	44,517	32,256
Loss (gain) on disposal of property, plant and equipment	1,295	589	2,176	2,092
Provisions	16,065	8,826	27,634	14,664

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivable	(73,899)	(59,553)	(187,243)	(106,024)
(Increase) decrease in inventories	(1,548)	(9,874)	(270)	(14,755)
(Increase) decrease in recoverable taxes	18,105	55,718	23,899	80,471
(Increase) decrease in prepaid expenses	(10,452)	(10,678)	(10,708)	(12,141)
(Increase) decrease in other assets	(10,736)	25,552	(24,344)	(17,671)
Increase (decrease) in suppliers and programming	172,048	19,407	489,575	43,445
Increase (decrease) in fiscal obligations	5,276	(7,344)	15,498	(7,144)
Increase (decrease) in payroll and related charges	(16,685)	(37,890)	(20,905)	(43,915)
Increase (decrease) in deferred revenues	(58,544)	(59,804)	(103,193)	(105,602)
Increase (decrease) in provisions and other accounts payable	(15,277)	11,078	(17,258)	13,881
Dividend received	84,477	576,600	-	-
Net cash provided by operating activities	741,025	1,054,340	1,315,175	811,011

Cash flow from investing activities
Capital increase	(69,977)	-	-	-
Acquisition of business, net of cash received	-	(1,043)	-	(1,043)
Acquisition of property, plant and equipment and intangible assets	(1,118,181)	(684,693)	(1,847,378)	(1,179,355)
Cash proceeds from sale of property, plant and equipment	71	93	91	100
Net cash used in investing activities	(1,188,087)	(685,643)	(1,847,287)	(1,180,298)

Cash flow from financing activities
Debt
Proceeds	680,000	3,383	680,000	7,057
Repayments of principal	(703,393)	(604,858)	(731,736)	(755,320)
Repayments of interest	(57,088)	(74,434)	(70,677)	(95,024)

Related parties
Proceeds	771,417	329,282	690,000	680,000
Payments	(217,647)	(388,482)	-	-
Net cash used in financing activities	473,289	(735,109)	567,587	(163,287)

Net decrease in cash and cash equivalents	26,227	(366,412)	35,475	(532,574)

Cash and cash equivalents at the beginning of the period	17,270	391,638	38,404	721,178
Cash and cash equivalents at the end of the period	43,497	25,226	73,879	188,604
	26,227	(366,412)	35,475	(532,574)

Supplementary disclosure of cash flow information
Income taxes and social contribution paid	723	339	39,265	33,489

See accompanying notes to the interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Value added statements

Six-month period ended June 30, 2013 and 2012

(In thousands of reais)

	Controlling company		Consolidated
	Six-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
1. Generation of value added
Rendering of services	2,979,592	2,393,422	5,600,915	4,557,515
Other revenues	4,846	11,209	8,904	17,363
Revenue from the construction of own assets	10,178	9,997	17,027	13,503
Allowance for doubtful accounts	(38,091)	(23,898)	(65,195)	(38,158)
	2,956,525	2,390,730	5,561,651	4,550,223
2. ( - ) Inputs
Cost of services rendered	(668,583)	(502,104)	(1,346,019)	(1,048,224)
Materials, energy and other outsourced services	(604,943)	(464,982)	(1,194,488)	(976,328)
Other	(33,307)	(33,291)	(48,786)	(46,900)
	(1,306,833)	(1,000,377)	(2,589,293)	(2,071,452)

3. Gross value added (1-2)	1,649,692	1,390,353	2,972,358	2,478,771

4. (-) Depreciation and amortization	(431,037)	(355,933)	(738,669)	(615,641)

5. Net value added generated (3-4)	1,218,655	1,034,420	2,233,689	1,863,130

6. Transferred value added received
Equity pick-up	140,227	131,244	-	-
Finance income	45,322	50,559	64,745	75,710
	185,549	181,803	64,745	75,710

7. Net value added for distribution(5+6)	1,404,204	1,216,223	2,298,434	1,938,840

8. Distribution of value added
Personnel:
Direct Compensation	228,738	204,863	344,777	302,142
Benefits	47,528	44,760	83,039	73,863
FGTS	16,692	15,248	25,253	22,596
Other	2,509	7,945	4,169	12,817
	295,467	272,816	457,238	411,418
Government:
Federal	258,456	220,782	538,259	424,817
State	419,407	322,171	719,966	590,212
Municipal	7,209	6,149	11,616	8,639
	685,072	549,102	1,269,841	1,023,668
Third party capital:
Finance income and expenses	103,389	111,089	180,321	159,429
Rental	65,591	58,002	106,811	101,066
Monetary and foreign exchange rate variations	97,823	81,049	127,361	99,094
	266,803	250,140	414,493	359,589
Equity:
Profit for the period	156,862	144,165	156,862	144,165
Total	1,404,204	1,216,223	2,298,434	1,938,840

See accompanying notes to the interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

1.      Corporate information

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange – BM&FBOVESPA (“Bolsa de Valores, Mercadorias e Futuros”) under the code NETC.

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of América and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV.

The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

On May 31, 2013, the Company announced that Embratel Participações S.A.("Embrapar"), decided to proceed with the merger of  GB Empreendimentos e Participações S.A. (“GB”), a controlled subsidiary of Embrapar and the controlling company of Net Serviços, into the Company, in order to simplify the corporate structure of its investments, leverage synergies and other benefits, and reduce corporate costs.

Considering that GB´s assets exclusively consist of its investments in the Company, and the merger of GB into the Company will not result in an increase of the Company´s capital stock. After the merger, the shares of the Company indirectly held by Embrapar and its controlled subsidiary, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), through GB will be held directly by Embrapar and Embratel, thereby simplifying the corporate group´s current structure.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

1.      Corporate information – continued

The merger will be submitted for the approval of the Board of Directors of the Company, yet during the third quarter of 2013.

Additionally, Embrapar informed that the merger of GB into NET should not affect the public tender offer for the Company´s shares, currently under registration procedures with the CVM, subject to the provisions of applicable regulations.

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Brazilian Corporate Law, the standards published by National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, the Regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

2.    Basis of preparation and presentation of the interim financial statements

The  Company’s interim financial statements for the three and six-month period ended June 30, 2013 and 2012 were prepared and presented in accordance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, the pronouncements issued by the Committee Accounting Pronouncements - CPC and regulations issued by the Securities and Exchange Commission - CVM, which are in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board - IASB, except for the measurement of investments in subsidiaries recorded by the equity method in the controlling company’s interim financial statements.

The interim financial statements for the three and six-month period ended June 30, 2013 and 2012 were prepared in accordance with CPC 21 – Interim Financial Statements and IAS 34 - Interim Financial Reporting (consolidated).

The Company has adopted all standards, revised standards and interpretations issued by CPC and IASB that were effective for the period ended June 30, 2013.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

2.    Basis of preparation and presentation of the interim financial statements

In relation to the standards IAS 1 (R) - Presentation of Financial Statements, IAS 19 (R) - Employee Benefits, IAS 32 (R) - Compensation of Financial Assets and Financial Liabilities, IFRS 1 (R) - First Time Adoption of IFRS, IFRS 7 (R) - Financial Instruments: Disclosures, IFRS 9 - Financial Instruments: Classification and Measurement,  IFRS 10 Consolidated Financial Statements,  IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IFRS 13 Fair Value Measurement, IAS 27 Separate Financial Statements (R) and IAS 28 Investments in Associates and Joint Ventures (R) were issued (new standards) and / or revised by the IASB prior to 2012 and whose applications became effective for fiscal years beginning on or after January 1, 2013, the Company evaluate that the adoption of such standards did not have any impact on its interim financial statements, the Company adopted the referred pronouncements (when applicable) and evaluated that the adoption of these pronouncements did not impact its individual and consolidated quarterly information.

Information for three and six months periods ended June 30, 2013 and 2012 are unaudited and have been reviewed by independent auditors in accordance with Brazilian and International Standards of review of interim (NBC TR 2410 - Review Interim Information Performed by the Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).

The Company's Board of Directors has power to amend the financial statements after issued. On July 23, 2013, the Board of Directors approved the Company’s individual and consolidated financial statements and authorized disclosure thereof.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 2 of the financial statements for the year ended December 31, 2012.

3. Accounting practices

The interim financial statements have been prepared based on the same accounting practices disclosed in the note 3 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

4. Net revenues

	Controlling company
	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
Gross revenues	1,572,941	1,253,752	3,072,212	2,482,756
Taxes on rendering of services	(272,780)	(212,370)	(531,053)	(415,326)
Discounts and cancellations	(49,846)	(41,780)	(92,620)	(89,334)
Net revenues	1,250,315	999,602	2,448,539	1,978,096

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
Gross revenues	2,974,766	2,410,754	5,775,822	4,717,248
Taxes on rendering of services	(510,342)	(407,483)	(989,964)	(791,736)
Discounts and cancellations	(94,427)	(75,998)	(174,907)	(159,733)
Net revenues	2,369,997	1,927,273	4,610,951	3,765,779

For the three and six-month periods ended June 30, 2013, the natures of taxes levied on sales have not significantly changed in relation to the disclosures made in the note 4 of the financial statements for the year ended December 31, 2012.

All the Company’s revenues are generated in Brazil.

5. Cost of services rendered

	Controlling company
	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012

Programming costs	(260,049)	(198,740)	(503,525)	(395,554)
Materials and maintenance	(14,292)	(12,751)	(24,676)	(22,423)
Personnel	(88,572)	(74,493)	(171,631)	(145,248)
Pole rental	(19,261)	(18,272)	(39,008)	(33,984)
Depreciation	(170,566)	(122,289)	(325,067)	(237,912)
Amortization	(31,794)	(29,823)	(61,526)	(59,651)
Third party services	(147,179)	(80,823)	(262,770)	(151,499)
Network electrical power	(8,815)	(9,453)	(18,981)	(17,840)
Telecommunications	(73,864)	(47,351)	(141,522)	(89,725)
Other	(48,262)	(42,015)	(93,522)	(80,876)
	(862,654)	(636,010)	(1,642,228)	(1,234,712)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

5. Cost of services rendered – continued

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012

Programming costs	(542,996)	(431,438)	(1,057,680)	(863,538)
Materials and maintenance	(27,759)	(26,035)	(48,248)	(47,890)
Personnel	(148,747)	(122,883)	(288,833)	(240,226)
Pole rental	(28,721)	(29,660)	(57,898)	(52,960)
Depreciation	(308,297)	(233,786)	(594,929)	(459,069)
Amortization	(43,734)	(41,763)	(85,407)	(83,530)
Third party services	(252,786)	(171,247)	(462,255)	(322,962)
Network electrical power	(14,203)	(14,906)	(30,164)	(27,708)
Telecommunications	(135,245)	(82,830)	(258,509)	(157,709)
Other	(80,743)	(76,598)	(156,081)	(144,899)
	(1,583,231)	(1,231,146)	(3,040,004)	(2,400,491)

6. Finance results

	Controlling company
	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
Finance Income:
Interest on loans to subsidiaries and associated companies	1,302	3,739	5,351	9,797
Interest on cash and cash equivalents	583	1,617	1,795	8,189
Interest on prepaid rights for use	9,671	9,170	19,214	18,218
Interest and fines on late monthly payments	9,055	6,480	17,723	12,577
Other	739	203	1,239	1,395
	21,350	21,209	45,322	50,176
Finance Expenses:
Finance charges on loans and debentures	(30,121)	(26,686)	(58,019)	(59,634)
Monetary exchange rate variation on debt	(72,435)	(71,087)	(62,159)	(51,491)
Finance charges and monetary exchange	(16,030)	(34,879)	(26,583)	(44,086)
Finance charges and monetary variations on contingencies, suppliers, accounts payable and other	(12,169)	(16,395)	(39,206)	(35,494)
Gains (losses) on derivatives	2,208	9,888	538	776
IOF tax on intercompany transactions	(425)	(1,158)	(1,514)	(2,452)
PIS and COFINS taxes on interest income	(1,920)	(393)	(2,444)	(746)
Financial discounts extended	(7,235)	(2,182)	(15,407)	(2,720)
Other	(2,557)	(534)	(5,276)	(4,655)
	(140,684)	(143,426)	(210,070)	(200,502)
Total	(119,334)	(122,217)	(164,748)	(150,326)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

6. Finance results – continued

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
Finance Income:
Interest on cash and cash equivalents	1,883	7,560	4,064	21,849
Interest on prepaid rights for use	13,596	12,892	27,013	25,613
Interest and fines on late monthly payments	16,303	11,612	31,432	22,442
Other	1,527	228	2,236	1,762
	33,309	32,292	64,745	71,666
Finance Expenses:
Finance charges on loans and debentures	(32,213)	(32,316)	(62,291)	(72,294)
Monetary exchange rate variation on debt	(72,435)	(71,229)	(62,159)	(51,633)
Finance charges and monetary exchange	(67,243)	(73,658)	(98,624)	(88,113)
Finance charges and monetary variations on contingencies, suppliers, accounts payable and other	(25,442)	(16,702)	(55,557)	(34,967)
Gains (losses) on derivatives	2,208	9,888	538	776
IOF tax on intercompany transactions	(659)	(1,509)	(3,037)	(3,002)
PIS and COFINS taxes on interest income	(2,359)	(706)	(3,271)	(1,349)
Financial discounts extended	(13,237)	(4,962)	(28,364)	(7,667)
Other	(3,693)	(2,245)	(7,691)	(7,418)
	(215,073)	(193,439)	(320,456)	(265,667)
Total	(181,764)	(161,147)	(255,711)	(194,001)

7. Expenses by nature

The Company presents its income statements by function. The table below shows details by nature:

	Controlling company
	Three -month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
Programming costs	(260,049)	(198,740)	(503,525)	(395,554)
Other costs	(72,430)	(67,899)	(140,891)	(126,706)
Third party services	(283,961)	(189,380)	(518,955)	(355,773)
Depreciation and amortization	(225,489)	(179,808)	(431,037)	(355,933)
Employee benefits expenses	(173,657)	(152,080)	(332,951)	(303,319)
Telecommunication expenses	(99,920)	(43,046)	(196,086)	(107,350)
Business expenses	(40,665)	(64,333)	(79,865)	(93,038)
Other	(4,883)	(14,129)	(18,015)	(34,714)
	(1,161,054)	(909,415)	(2,221,325)	(1,772,387)
Classified as:
Cost of services rendered	(862,654)	(636,010)	(1,642,228)	(1,234,712)
Selling expenses	(181,833)	(137,622)	(341,350)	(261,891)
General and administrative expenses	(101,307)	(121,152)	(208,048)	(247,508)
Other	(15,260)	(14,631)	(29,699)	(28,276)
	(1,161,054)	(909,415)	(2,221,325)	(1,772,387)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

7. Expenses by nature – continued

	Consolidated
	Three -month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
Programming costs	(542,996)	(431,438)	(1,057,680)	(863,538)
Other costs	(116,445)	(118,637)	(224,361)	(217,675)
Third party services	(438,553)	(336,421)	(817,841)	(627,332)
Depreciation and amortization	(382,373)	(309,675)	(738,669)	(615,641)
Employee benefits expenses	(263,198)	(226,914)	(506,321)	(452,036)
Telecommunication expenses	(165,681)	(77,958)	(322,102)	(181,912)
Business expenses	(82,527)	(102,007)	(156,270)	(159,331)
Other	(147,850)	(118,035)	(284,178)	(234,699)
	(2,139,623)	(1,721,085)	(4,107,422)	(3,352,164)
Classified as:
Cost of services rendered	(1,583,231)	(1,231,146)	(3,040,004)	(2,400,491)
Selling expenses	(279,545)	(221,694)	(519,929)	(420,742)
General and administrative expenses	(245,590)	(244,086)	(488,414)	(478,604)
Other	(31,257)	(24,159)	(59,075)	(52,327)
	(2,139,623)	(1,721,085)	(4,107,422)	(3,352,164)

8.  Cash and cash equivalents

	Controlling company		Consolidated
	2013	2012	2013	2012
Cash and banks	4,393	12,993	10,368	28,051
Banking deposit certificates	13,065	4,258	13,330	4,337
Investment funds	26,039	19	50,181	6,016
	43,497	17,270	73,879	38,404

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 8 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

9. Trade receivables

	Controlling company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Trade receivables	541,997	455,778	1,069,976	859,083
(-) Allowance for doubtful accounts	(67,995)	(55,675)	(125,479)	(101,829)
	474,002	400,103	944,497	757,254

Breakdown of trade receivables is as follows:

	Controlling company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Due	264,623	231,026	543,425	436,601

Overdue:
Up to 30 days	177,825	137,883	344,215	264,964
31 – 60 days	22,890	22,092	40,240	39,079
61 – 90 days	16,260	15,886	29,252	27,496
91- 180 days	60,399	48,891	112,844	90,943
	541,997	455,778	1,069,976	859,083

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling	Consolidated
Balances at December 31, 2012	(55,675)	(101,829)
Credits provisioned during the period	(38,091)	(65,195)
Credits written off during the period	25,771	41,545
Balances at June 30, 2013	(67,995)	(125,479)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 9 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

10. Inventories

	Controlling company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Material for network maintenance	24,921	19,810	30,463	24,978
Material for technical assistance	16,786	18,859	49,111	43,719
	41,707	38,669	79,574	68,697

During the three and six-month periods ended June 30, 2013, R$14,292 and R$24,676, respectively, (R$12,751 and R$22,423 during the three and six-month periods ended June 30, 2012) consumed for materials related to maintenance of networks and technical assistance, which were recorded in cost of services rendered in the controlling company and R$27,759 and R$48,248 (R$26,035 and R$47,890 during the three and six-month periods ended June 30, 2012) in the consolidated.

11. Judicial deposits

The Company has judicial deposits related to labor, civil, tax and social security claims, as follows:

	Controlling company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Labor	18,196	11,685	30,061	20,165
Civil	3,666	3,051	10,374	9,042
Lease of poles and ducts and copyright payable	33,279	32,867	70,427	65,973
Tax	19,681	18,887	30,087	28,216
	74,822	66,490	140,949	123,396

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

12. Income tax

a.    Income tax and social contribution

	Controlling company
	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
Current income tax and social contribution expenses	(8)	(82)	134	1,762

Deferred income tax and social contribution on:
Temporary differences:
- Fiscal credits on Goodwill	(34,479)	(34,263)	(68,991)	(68,526)
- Amortization of intangible and property, plant and equipment	557	4,097	1,098	8,187
- Estimated average tax rate	(4,309)	(22,388)	(1,885)	(593)
- Provisions and other	39,971	43,927	23,813	16,708
Total deferred income tax	1,740	(8,627)	(45,965)	(44,224)
Tax expenses	1,732	(8,709)	(45,831)	(42,462)

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
Current income tax and social contribution expenses	(23,598)	(27,305)	(46,439)	(43,193)

Deferred income tax and social contribution on:
Tax losses and negative tax basis of social contribution	(10,409)	(11,608)	(20,047)	(23,455)
Temporary differences:
- Fiscal credits on Goodwill	(34,479)	(34,263)	(68,991)	(68,526)
- Amortization of intangible and property, plant and equipment	557	4,097	1,098	8,187
- Estimated average tax rate	10,495	(4,117)	12,874	27,470
- Provisions and other	50,794	57,722	30,549	24,068
Total deferred income tax	16,958	11,831	(44,517)	(32,256)
Tax expenses	(6,640)	(15,474)	(90,956)	(75,449)

The income taxes and social contribution expense was calculated based on the estimated annual tax average rate of 22.61% in the case of the controlling company’s interim financial statements and 36.70% in the case of the consolidated interim financial statements, which were reviewed by the management in order to reflect the updated projections for the end of the current fiscal year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

12. Income tax – continued

a.    Income tax and social contribution – continued

Amounts reported as income tax expense in the income statements are reconciled to the statutory rates as follows:

	Controlling company
	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012

Profit before income taxes and social contribution	40,238	38,276	202,693	186,627

Income taxes and social contribution at the nominal rate of 34%	(13,681)	(13,014)	(68,916)	(63,453)

(Additions) / exclusions:
Income tax and social contribution on equity	23,906	23,904	47,677	44,623
Income tax and social contribution on interest on equity	(5,071)	-	(5,071)	-
Income tax and social contribution on nondeductible expenses	(284)	(251)	(1,351)	(700)

Other reconciling items:
Unrecorded current period tax losses	(5,714)	3,198	(25,157)	(22,051)
Recognition/derecognition of deferred income tax and social contribution on temporary differences, unrecorded in the current period	6,894	(128)	8,738	(2,101)
Estimated tax rate	(4,309)	(22,388)	(1,885)	(593)
Other	(9)	(30)	134	1,813
Income tax and social contribution for the period	1,732	(8,709)	(45,831)	(42,462)
Effective tax rate	4,30%	(22,75%)	(22,61%)	(22,75%)

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012

Profit before income taxes and social contribution	48,610	45,041	247,818	219,614

Income taxes and social contribution at the nominal rate of 34%	(16,527)	(15,314)	(84,258)	(74,668)

(Additions) / exclusions:
Income taxes and social contribution on permanently nondeductible expenses	(335)	(356)	(1,548)	(895)

Other reconciling items:
Unrecorded current period tax losses	(6,112)	3,526	(25,504)	(27,841)
Recognition/derecognition of deferred income tax and social contribution on temporary differences, unrecorded in the current period	5,210	316	5,378	(2,280)
Estimated tax rate	10,495	(4,117)	12,874	27,470
Other	629	471	2,102	2,765
Income taxes and social contribution for the period	(6,640)	(15,474)	(90,956)	(75,449)
Effective rate	(13,66%)	(34,36%)	(36,70%)	(34,36%)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

12. Income tax – continued

b.    Deferred and recoverable tax

	Controlling company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Recoverable tax:
Withhold income tax	5,891	18,306	7,581	19,639
Federal tax	28,653	12,466	42,607	18,939
State tax	33,173	34,576	34,931	36,245
Other	1,146	1,829	1,720	7,974
	68,863	67,177	86,839	82,797
Current	64,803	63,117	81,037	77,115
Non-current	4,060	4,060	5,802	5,682

Tax obligations
Federal tax payable	27,103	31,296	64,209	63,366
State tax payable	11,646	2,460	40,424	26,555
Municipal tax payable	3,056	2,772	4,858	4,073
	41,805	36,528	109,491	93,994

Deferred taxes:

Income taxes and Social contribution assets:
Net operating losses carryforward	-	-	194,589	214,967
Temporary differences
Civil, tax and labor provisions	62,530	57,999	86,878	79,952
Allowance for doubtful accounts	24,160	19,971	44,186	36,174
Provision for profit sharing	22,513	37,157	29,856	50,296
Foreign exchange and derivative losses	41,820	22,235	53,378	28,004
Property, plant and equipment, inventories and trade accounts payables	76,052	65,889	89,008	77,668
Estimated average tax rate and other	-	25	14,759	39
	227,075	203,276	318,065	272,133

	227,075	203,276	512,654	487,100

Income taxes and Social contribution liabilities:
Temporary differences
Tax credit on goodwill	(302,568)	(233,578)	(302,568)	(233,578)
Intangible	(132,705)	(133,880)	(132,705)	(133,880)
Property, plant and equipment	730	803	730	803
Other	(2,928)	(1,043)	(3,233)	(1,043)
	(437,471)	(367,698)	(437,776)	(367,698)

	(210,396)	(164,422)	74,878	119,402

Non-current assets	-	-	285,274	283,824
Non-current liabilities	(210,396)	(164,422)	(210,396)	(164,422)
	(210,396)	(164,422)	74,878	119,402

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

12. Income tax – continued

b.          Deferred and recoverable tax – continued

	Controlling company	Consolidated
Changes in deferred income tax and social contribution deferred assets	Temporary differences	Net operating losses carry forward	Temporary differences	Total
Balances at December 31, 2012	-	214,967	68,857	283,824
Addition	64,619	-	104,868	104,868
Write-offs	(40,820)	(20,378)	(59,241)	(79,619)
Reclassification of deferred tax liabilities	(23,799)	-	(23,799)	(23,799)
Balances at June 30, 2013	-	194,589	90,685	285,274

Changes in deferred income tax and social contribution deferred liabilities	Controlling company	Consolidated
	Temporary Differences
Balances at December 31, 2012	164,422	164,422
Addition	70,875	70,875
Write-offs	(1,102)	(1,102)
Reclassification of deferred tax assets	(23,799)	(23,799)
Balances at June 30, 2013	210,396	210,396

Estimated realization of deferred tax assets on June 30, 2013 is determined based on the projection of future taxable income, as follows:

	Controlling company	Consolidated
2013	114,957	225,053
2014	70,131	136,869
2015	14,760	46,647
2016	10,249	33,268
2017	591	25,325
2018 to 2022	16,387	45,492
	227,075	512,654

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

12. Income tax – continued

b.   Deferred and recoverable tax – continued

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling company						Consolidated
06/30/2013			12/31/2012			06/30/2013			12/31/2012
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

1,697,001	1,974,685	-	1,616,071	1,917,235	-	2,520,658	2,832,340	-	2,510,402	2,833,622	-

Tax credit (25%/9%)

424,250	177,722	601,972	404,018	172,551	576,569	630,165	254,911	885,076	627,601	255,026	882,627

Recognized tax credit

-	-	-	-	-	-	(140,865)	(53,724)	(194,589)	(156,070)	(58,897)	(214,967)

Non-recognized tax credit

424,250	177,722	601,972	404,018	172,551	576,569	489,300	201,187	690,487	471,531	196,129	667,660

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 12 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

13. Investments

Detailed information about the composition, changes as well relevant information of investments are as follows:

a) Continuity schedule of investments

Companies	% Interest	Balances on 12/31/2012	Capital increase	Interests on equity	Dividends	Equity	Balances on 06/30/2013
Investments in subsidiaries:
Net São Paulo Ltda.	100%	575,014	-	(11,414)	(65,000)	116,865	615,465
Net Rio Ltda.	100%	237,827	63,649	(2,000)	-	17,489	316,965
Net Brasília Ltda.	100%	207,502	22,076	(1,500)	-	4,993	233,071
Reyc Comércio e Participações Ltda.	100%	80,351	120,538	-	-	(2,348)	198,541
Other	100%	14,178	-	-	-	3,228	17,406
		1,114,872	206,263	(14,914)	(65,000)	140,227	1,381,448

On March 26, 2013, the subsidiaries Net São Paulo Ltda., paid dividends to the controlling company Net Serviços (related to the year ended on December 31, 2012) in the amount of R$ 65,000. In the same date, the Company increased capital on its subsidiaries Net Rio, Net Brasilia Ltda. and Reyc Comércio e Participação Ltda., using intercompanies loans in the amount of R$136,286 and cash and cash equivalents in the amount of R$69,977.

       b) Information related to subsidiaries

	06/30/2013								06/30/2012
							Effect on the controlling company’s results		Effect on the controlling company’s results
Subsidiaries:	Quotas (thousands)	Assets	Liabilities	Equity	Net sales	Net income/(loss) for the period	Three-month period ended June 30, 2013	Six-month period ended June 30, 2013	Three-month period ended June 30, 2013	Six-month period ended June 30, 2012
Net São Paulo Ltda.	49,972	2,274,670	1,659,206	615,464	1,383,478	116,865	60,385	116,865	59,262	117,675
Net Rio Ltda.	26,364,874	1,221,821	904,856	316,965	665,650	17,489	8,565	17,489	10,065	14,541
Net Brasília Ltda.	20,870,294	368,761	135,689	233,072	170,520	4,993	3,207	4,993	4,349	548
Reyc Comércio e Participações Ltda.	5,283	394,883	196,341	198,542	277,326	(2,348)	(3,700)	(2,348)	(4,988)	(4,166)
Other	-	31,521	14,115	17,406	10,333	3,228	1,854	3,228	1,618	2,646
							70,311	140,227	70,306	131,244

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

14. Property, plant and equipment
	Controlling company
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2012	5,630,617	178,374	28,179	25,393	67,962	2,184	33,891	9,209	5,975,809
Additions	1,020,178	6,184	87	518	717	-	3,337	723	1,031,744
Transfers	(6,005)	-	199	64	2,367	-	-	-	(3,375)
Write-offs	(9,221)	(1,199)	(24)	(13)	-	(82)	(4)	-	(10,543)
Balances at June 30, 2013	6,635,569	183,359	28,441	25,962	71,046	2,102	37,224	9,932	6,993,635

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2012	(2,588,380)	(111,450)	(23,707)	(17,673)	(34,890)	(1,966)	(21,876)	121	(2,799,821)
Additions	(322,668)	(13,856)	(621)	(696)	(2,044)	(37)	(2,436)	-	(342,358)
Transfers	1,885	-	-	-	-	-	-	-	1,885
Write-offs	7,857	1,197	24	13	-	82	4	-	9,177
Balances at June 30, 2013	(2,901,306)	(124,109)	(24,304)	(18,356)	(36,934)	(1,921)	(24,308)	121	(3,131,117)

Net balances at December 31, 2012	3,042,237	66,924	4,472	7,720	33,072	218	12,015	9,330	3,175,988
Net balances at June 30, 2013	3,734,263	59,250	4,137	7,606	34,112	181	12,916	10,053	3,862,518

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

14. Property, plant and equipment – continued

	Consolidated
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2012	10,533,242	207,075	45,640	35,099	114,036	2,929	64,571	9,558	11,012,150
Additions	1,737,471	6,302	144	679	3,446	-	5,261	2,156	1,755,459
Transfers	(17,607)	-	248	64	4,739	-	-	-	(12,556)
Write-offs	(20,433)	(1,249)	(24)	(13)	-	(82)	(4)	-	(21,805)
Balances at June 30, 2013	12,232,673	212,128	46,008	35,829	122,221	2,847	69,828	11,714	12,733,248

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2012	(5,113,264)	(137,482)	(38,771)	(23,468)	(59,544)	(2,362)	(43,008)	502	(5,417,397)
Additions	(590,828)	(14,703)	(880)	(1,012)	(3,599)	(124)	(4,302)	-	(615,448)
Transfers	1,949	-	-	-	-	-	-	-	1,949
Write-offs	18,167	1,248	24	13	-	82	4	-	19,538
Balances at June 30, 2013	(5,683,976)	(150,937)	(39,627)	(24,467)	(63,143)	(2,404)	(47,306)	502	(6,011,358)

Net balances at December 31, 2012	5,419,978	69,593	6,869	11,631	54,492	567	21,563	10,060	5,594,753
Net balances at June 30, 2013	6,548,697	61,191	6,381	11,362	59,078	443	22,522	12,216	6,721,890

During the six-month period ended June 30, 2013, the Company did not identify any indication that the property, plant and equipment may be impaired, as required by IAS 36/CPC 01 (R1) Impairment of assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

15. Intangible assets

	Controlling company
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2012	1,961,405	496,586	518,514	304,367	11,779	3,292,651
Additions	-	-	86,001	-	436	86,437
Write-offs	-	-	(16)	-	-	(16)
Balances at June 30, 2013	1,961,405	496,586	604,499	304,367	12,215	3,379,072

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balance on December 31, 2012	(212,062)	(59,666)	(328,704)	(291,244)	(3,391)	(895,067)
Additions	-	-	(23,412)	(3,458)	(2,735)	(29,605)
Write-offs	-	-	16	-	-	16
Balances at June 30, 2013	(212,062)	(59,666)	(352,100)	(294,702)	(6,126)	(924,656)

Net balance on December 31, 2012	1,749,343	436,920	189,810	13,123	8,388	2,397,584
Net balances at June 30, 2013	1,749,343	436,920	252,399	9,665	6,089	2,454,416

	Consolidated
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2012	1,928,616	438,726	650,256	304,367	17,678	3,339,643
Additions	-	-	91,457	-	462	91,919
Write-offs	-	-	(16)	-	-	(16)
Balances at June 30, 2013	1,928,616	438,726	741,697	304,367	18,140	3,431,546

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balance on December 31, 2012	(178,742)	(1,806)	(419,273)	(291,245)	(9,271)	(900,337)
Additions	-	-	(34,072)	(3,458)	(2,752)	(40,282)
Write-offs	-	-	16	-	-	16
Balances at June 30, 2013	(178,742)	(1,806)	(453,329)	(294,703)	(12,023)	(940,603)

Net balance on December 31, 2012	1,749,874	436,920	230,983	13,122	8,407	2,439,306
Net balances at June 30, 2013	1,749,874	436,920	288,368	9,664	6,117	2,490,943

The Company assesses the recovery of the carrying value of goodwill and intangible assets with indefinite useful life at the close of each fiscal year. The last assessment performed on December 31, 2012, did not result in any recognizing losses on intangible assets, even applying conservative assumptions in an adverse scenario. On June 30, 2013, the Company did not identify the existence of indicators of impairment in their intangible assets.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 15 of the financial statements for the year ended December 31, 2012.

16. Trade payables

	Controlling company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Domestic suppliers	777,005	598,320	1,155,706	865,287
Foreign suppliers	11,618	10,012	140,293	41,796
	788,623	608,332	1,295,999	907,083

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

16. Trade payables – continued

The variation in the balance of trade payables is substantially due to the increase in purchases of fixed assets and payables to Embratel related to contracting link of Internet, as described in note 19.

17.  Trade payables – programming content suppliers

	Controlling company		Consolidated
Description	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Related parties
G2C Globosat Comercialização de Conteúdos S.A.	54,305	46,471	117,903	101,448
DLA, Inc (Digital Latin América LLC)	2,830	650	6,121	2,915

Third parties	94,951	81,950	96,495	85,097
	152,086	129,071	220,519	189,460

The table below shows programming and related costs incurred:

	Operating results
	Controlling company
	Three-month period ended June 30,		Six-month period ended June 30,
Companies	2013	2012	2013	2012
Related parties
G2C Globosat Comercialização de Conteúdos S,A.	(168,837)	(141,601)	(327,974)	(282,576)
DLA, Inc (Digital Latin América, LLC).	(6,327)	(3,724)	(11,689)	(3,724)

Third parties	(84,885)	(53,415)	(163,862)	(109,254)

	(260,049)	(198,740)	(503,525)	(395,554)

	Operating results
	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
Companies	2013	2012	2013	2012
Related parties
G2C Globosat Comercialização de Conteúdos S,A.	(349,160)	(307,944)	(683,859)	(616,376)
DLA, Inc (Digital Latin América, LLC).	(16,896)	(11,366)	(31,428)	(11,366)

Third parties	(176,940)	(112,128)	(342,393)	(235,796)

	(542,996)	(431,438)	(1,057,680)	(863,538)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 17 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

18. Debt

			Effective interest rate per annum		Controlling company
	Currency	Nominal interest rate per annum	06/30/2013	12/31/2012	06/30/2013			12/31/2012
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	8.15%	8.65%	11,805	745	12,550	20,735	3,699	24,434
Finame PSI	R$	4.50 to 8.70%	5.09%	5.10%	23,434	65,239	88,673	23,438	76,866	100,304
					35,239	65,984	101,223	44,173	80,565	124,738
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	27,264	772,175	799,439	25,439	711,632	737,071
					27,264	772,175	799,439	25,439	711,632	737,071

Total loans and financings					62,503	838,159	900,662	69,612	792,197	861,809

			Debentures
			06/30/2013	12/31/2012

Commercial paper	R$	103.50% and 103.75% of DI	68	68	687,590	-	687,590	686,749	-	686,749

Total					750,093	838,159	1,588,252	756,361	792,197	1,548,558

			Effective interest rate per annum		Consolidated
	Currency	Nominal interest rate per annum	06/30/2013	12/31/2012	06/30/2013			12/31/2012
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	8.15%	8,65%	25,707	3,226	28,933	40,321	11,386	51,707
Finame PSI	R$	4.50 to 8.70%	5.09%	5,10%	58,739	162,616	221,355	58,886	191,708	250,594
					84,446	165,842	250,288	99,207	203,094	302,301
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8,57%	27,264	772,175	799,439	25,439	711,632	737,071
Banco Inbursa S.A.	US$	7.88%	9.26%	9,26%	3,659	220,534	224,193	3,473	203,243	206,716
					30,923	992,709	1,023,632	28,912	914,875	943,787

Total loans and financings					115,369	1,158,551	1,273,920	128,119	1,117,969	1,246,088

			Debentures
			06/30/2013	12/31/2012

Commercial paper	R$	103.50% and 103.75% of DI	68	68	687,590	-	687,590	686,749	-	686,749

Total					802,959	1,158,551	1,961,510	814,868	1,117,969	1,932,837

On May 6, 2013, the Company settled the promissory notes of the first issuance in the total amount of R$703,263, being R$680,000 related to principal and R$23,263 related to interests. In the same date, the Company issued the second trench of 68 commercial promissory notes, in a single series, with face value of R$10,000 per unit, totaling R$680,000, on the issue date, with no guarantees or suretyship and maturing in May 1, 2014.

The promissory notes of the second issuance are remunerated by interest rate equivalent to 103.75% of the cumulated variation of diary average rates of interbank deposits of one day payable in the maturity date. These promissory notes were publicly offered through a private placement in Brazil and proceeds obtained were used to fully repay the commercial promissory notes related to the first issuance.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

18. Debt – continued

a)        Costs of debt

Following shown the amortization schedule of the costs of debt, which are accounted for reducing the related amortized cost of each debt:

Year	Banco Inbursa S.A.	Global Notes 2020	Commercial paper	Total
2013	79	308	79	466
2014	168	616	53	837
2015	182	616	-	798
2016	197	616	-	813
2017	214	616	-	830
2018 – 2020	347	1,129	-	1,476
	1,187	3,901	132	5,220

The additional information relating to this note has not been significantly changed in relation to the disclosures made in note 18 of the financial statements for the year ended December 31, 2012.

19. Related parties

a)      Compensation

1-     Compensation of key management personnel

The amount of the compensation of the Company’s executive officers and board of directors, is shown below:

	Controlling company and consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2013	2012	2013	2012
Compensation	850	741	1,745	1,565
Profit participation plan	2,005	1,843	4,079	3,957
	2,855	2,584	5,824	5,522

2 - Compensation of the Fiscal Council

Additionally, the Company informs that the compensation o of the Fiscal Council for the three and six-month periods ended June 30, 2013 was R$117 and R$234 (R$115 and   R$ 193 for the three and six-month periods ended June 30, 2012).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control

The main balances of assets, liabilities, revenues and expenses in June 30, 2013, arising from the transactions between related parties are as follows:

	Controlling company

	Assets

	Related parties(*)		Programming receivable		Interest on equity		Advance		Total
Companies
	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Subsidiaries

Net São Paulo Ltda. (*)	19,697	72,796	31,098	29,894	36,847	27,145	-	-	87,642	129,835
Net Rio Ltda. (*)	-	82,076	15,423	14,632	16,207	33,984	-	-	31,630	130,692
Net Brasília Ltda. (*)	13,249	20,337	3,953	3,836	15,534	14,259	-	-	32,736	38,432
Reyc Comércio e Participações Ltda. (*)	51,044	14,449	-	-	-	-	-	-	51,044	14,449
Other	208	163	164	167	-	-	-	-	372	330
	84,198	189,821	50,638	48,529	68,588	75,388	-	-	203,424	313,738
Entities under the common control
Globosat Programadora Ltda	40	5	-	-	-	-	-	-	40	5
Primesys Soluções Empresariais S,A,	1,696	391	-	-	-	-	-	-	1,696	391
Telmex do Brasil Ltda.	70	70	-	-	-	-	-	-	70	70
Editora Globo S.A.	-	-	-	-	-	-	1,134	-	1,134	-
Cablena do Brasil Ltda.	-	-	-	-	-	-	-	1,097	-	1,097
	1,806	466	-	-	-	-	1,134	1,097	2,940	1,563

Total Assets	86,004	190,287	50,638	48,529	68,588	75,388	1,134	1,097	206,364	315,301

Current assets	22,960	32,576	50,638	48,529	68,588	75,388	-	-	142,186	156,493
Non-current assets	63,044	157,711	-	-	-	-	1,134	1,097	64,178	158,808

(*)The Intercompany balances of the subsidiaries Net Rio Ltda., Net Brasilia Ltda. and Reyc Comércio e Participações Ltda. were impacted by the capital increases, as described in note 13. Additionally, the largest volume of transactions between the Company and the subsidiaries Net São Paulo Ltda. and Reyc Comércio e Participações Ltda. also impacted the balances of related parties during the six month period ended June 30, 2013

.

	Consolidated
	assets
	Accounts receivable		Advance		Total
Companies	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012

Globosat Programadora Ltda	148	106	-	-	148	106
Primesys Soluções Empresariais S.A.	1,722	408	-	-	1,722	408
Telmex do Brasil Ltda.	70	70	-	-	70	70
Editora Globo S.A.	-	-	1,134	-	1,134	-
Cablena do Brasil Ltda.	-	-	-	1,097	-	1,097
Telmex Argentina S.A.	-	-	974	-	974	-

Total assets	1,940	584	2,108	1,097	4,048	1,681

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

17
	Controlling company
18
	Liabilities
19
	Suppliers		Programming suppliers		Related parties		Total
Companies
	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Subsidiaries

Reyc Comércio e Part. Ltda.
	-	-	-	-	104,202	42,017	104,202	42,017
Net Rio Ltda.
	-	-	-	-	15,887	-	15,887	-
614 Serviços de Internet João Pessoa Ltda.
	-	-	-	-	825	-	825	-
Net São Paulo Ltda.
	-	-	-	-	-	-	-	-
Jacareí Cabo Ltda.
	-	-	-	-	718	3,128	718	3,128
Other
	-	-	-	-	9	800	9	800

	-	-	-	-	121,641	45,945	121,641	45,945
Stockholders
Emp, Brasil, de Telecom S.A. – Embratel (**)
	143,298	103,506	-	-	135,793	71,966	279,091	175,472

	143,298	103,506	-	-	135,793	71,966	279,091	175,472
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A.
	-	-	54,305	46,471	-	-	54,305	46,471
Procisa do Brasil Proj Con e Inst Ltda
	-	1,056	-	-	-	-	-	1,056
Cablena do Brasil Ltda,
	10,065	1,463	-	-	-	-	10,065	1,463
Claro S.A.
	794	556	-	-	-	-	794	556
Primesys Soluções Empresariais S.A.
	7,235	4,559	-	-	-	-	7,235	4,559
DLA. Inc (Digital Latin América LLC).
	-	-	2,830	650	-	-	2,830	650
América Móvil S.A.B de C.V.
	-	-	-	-	445,644	-	445,644	-
Other
	896	346	-	-	-	-	896	346

	18,990	7,980	57,135	47,121	445,644	-	521,769	55,101

Total Liabilities	162,288	111,486	57,135	47,121	703,078	117,911	922,501	276,518

Current liabilities	162,288	111,486	57,135	47,121	690,301	113,982	909,724	272,589
Non-current liabilities	-	-	-	-	12,777	3,929	12,777	3,929

	Consolidated
	liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Stockholders
Emp. Brasil de Telecom S.A. – Embratel (**)	244,376	169,312	-	-	-	-	224,394	120,557	468,770	289,869
	244,376	169,312	-	-	-	-	224,394	120,557	468,770	289,869
Entities under the common control
G2C Globosat Comercialização de Conteúdos S.A.	-	-	117,903	101,448	-	-	-	-	117,903	101,448
Banco Inbursa S.A. (not including debt costs)	-	-	-	-	225,380	207,979	-	-	225,380	207,979
Cablena do Brasil Ltda.	11,022	1,579	-	-	-	-	-	-	11,022	1,579
América Móvil, S.A.B de C.V.	-	-	-	-	-	-	1,387,666	686,585	1,387,666	686,585
Procisa do Brasil Proj. Cost. e Inst, Ltda.	661	3,195	-	-	-	-	-	-	661	3,195
DLA, Inc (Digital Latin América LLC)
	-	-	6,121	2,915	-	-	-	-	6,121	2,915
Primesys Soluções Empresariais S.A.	7,763	4,787	-	-	-	-	-	-	7,763	4,787
Other	1,666	1,009	-	-	-	-	-	-	1,666	1,009
	21,112	10,570	124,024	104,363	225,380	207,979	1,387,666	686,585	1,758,182	1,009,497

Total liabilities	265,488	179,882	124,024	104,363	225,380	207,979	1,612,060	807,142	2,226,952	1,299,366

Current liabilities	265,488	179,882	124,024	104,363	3,820	3,629	932,060	127,142	1,325,392	415,016
Non-current liabilities	-	-	-	-	221,560	204,350	680,000	680,000	901,560	884,350

(**) Balances are substantially related to transfer of Net Fone and contracting of Internet link.
The increase in the six month period ended June 30, 2013 is due, in part, by an increase in volume of business between the parties.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

On March 26, 2013, the Company entered with its indirect parent company, América Móvil, SAB CV, into two intercompanies loans through its controlling company and its subsidiary Net Rio Ltda., totaling R$540,000, maturing in March 25, 2014, may be extended for consecutive periods of one year. The interest rate is equivalent to 104% of the CDI payable together with the principal.

On June 26, 2013, the Company entered into another mutual agreement with its ultimate indirect parent company, América Móvil, totaling R$150,000, maturing on June 23, 2014, and renewable for additional consecutive periods of one year. The interest rate is equivalent to 104% of the CDI, payable along with the principal amount on the maturity date.

The Company used proceeds from those loans to settle other loans agreements and increase equity of some subsidiaries as described in note 13 and the remainder being applied, substantially, in purchases of fixed assets.

The continuity schedule of prepaid rights for use and deferred revenues in transactions with Embratel is as follows:

	Controlling company
	Assets		Liabilities
	Prepaid rights for use		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2012	118,785	107,017	97,460	87,803	18,412	27,554	115,872	115,357
Additions	-	-	-	-	-	56	-	56
Write-offs	(59,652)	-	(48,942)	-	(10,080)	-	(59,022)	-
Transfers	58,601	(58,601)	48,080	(48,080)	10,005	(10,005)	58,085	(58,085)
Balance at 06/30/2013	117,734	48,416	96,598	39,723	18,337	17,605	114,935	57,328

	Consolidated
	Assets		Liabilities
	Prepaid use rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2012	167,004	150,459	171,703	154,692	31,169	48,223	202,872	202,915
Additions	-	-	-	-	-	123	-	123
Write-offs	(83,867)	-	(86,225)	-	(17,674)	-	(103,899)	-
Transfers	82,390	(82,390)	84,707	(84,707)	17,425	(17,425)	102,132	(102,132)
Balance at 06/30/2013	165,527	68,069	170,185	69,985	30,920	30,921	201,105	100,906

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

	Controlling company

	Operating results / finance

	Three-month period ended June 30

	Services revenue and transfer of administrative expenses		Finance		Telecommunications – expenses and amortization		Rental revenues Telecommunications expenses		Programming		Commissions / programming guide		Total
Companies
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Subsidiaries

Net São Paulo Ltda.	66,542	48,518	(18)	18	-	-	-	-	-	-	-	-	66,524	48,536
Net Rio Ltda.	31,868	22,945	(431)	1,333	-	-	-	-	-	-	-	-	31,437	24,278
Net Brasília Ltda.	8,203	6,242	317	(9)	-	-	-	-	-	-	-	-	8,520	6,233
Reyc Comércio e Participações Ltda.	-	-	966	1,538	-	-	-	-	-	-	-	-	966	1,538
Other	436	316	(79)	(140)	-	-	-	-	-	-	-	-	357	176

	107,049	78,021	755	2,740	-	-	-	-	-	-	-	-	107,804	80,761
Stockholders

Emp. Brasil, de Telecom. S.A. – Embratel	-	-	(330)	(204)	(157,035)	(117,549)	111,204	90,175	-	-	-	-	(46,161)	(27,578)
	-	-	(330)	(204)	(157,035)	(117,549)	111,204	90,175	-	-	-	-	(46,161)	(27,578)
Entities under the common control
Banco Inbursa S.A. (not including debt costs)	-	-	-	(24,506)	-	-	-	-	-	-	-	-	-	(24,506)
G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	-	-	(168,836)	(141,601)	(272)	(202)	(169,108)	(141,803)
Primesys Soluções Empresariais S.A.	-	-	-	-	(5,652)	(4,663)	4,433	720	-	-	-	-	(1,219)	(3,943)
Telmex do Brasil Ltda.	-	-	-	-	-	-	21	71	-	-	-	-	21	71
Claro S.A	-	-	-	-	(1,611)	(2,107)		-	-	-	-	-	(1,611)	(2,107)
América Móvil. S.A.B de C.V.	-	-	(5,482)	-	-	-	-	-	-	-	-	-	(5,482)	-
DLA, Inc (Digital Latin América, LLC).	-	-	-	-	-	-			(6,327)	(3,724)	-	-	(6,327)	(3,724)
Other	-	-	-	-	(1,246)	(59)	74	29	-	-	(794)	(794)	(1,966)	(824)

	-	-	(5,482)	(24,506)	(8,509)	(6,829)	4,528	820	(175,163)	(145,325)	(1,066)	(996)	(185,692)	(176,836)

	107,049	78,021	(5,057)	(21,970)	(165,544)	(124,378)	115,732	90,995	(175,163)	(145,325)	(1,066)	(996)	(124,049)	(123,653)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

19. Related parties – continued

b)         Subsidiaries, stockholders and entities under the common control – continued

	Controlling company

	Operating results / financial

	Six-month period ended June 30

	Services revenue and transfer of administrative expenses		Rental revenues/ Telecommunications		Telecommunications expenses and amortization		Finance		Programming		Commissions / programming guide		Total
Companies
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Subsidiaries

Net São Paulo Ltda.	139,573	107,319	498	(589)	-	-	-	-	-	-	-	-	140,071	106,730
Net Rio Ltda.	66,437	50,896	828	2,194	-	-	-	-	-	-	-	-	67,265	53,090
Net Brasília Ltda.	17,211	13,858	692	2,645	-	-	-	-	-	-	-	-	17,903	16,503
Reyc Comércio e Participações Ltda.	-	-	2,086	3,859	-	-	-	-	-	-	-	-	2,086	3,859
Other	914	713	(282)	(259)	-	-	-	-	-	-	-	-	632	454

	224,135	172,786	3,822	7,850	-	-	-	-	-	-	-	-	227,957	180,636
Stockholders

Emp, Brasil, de Telecom S.A. – Embratel	-	-	(196)	(720)	(302,094)	(221,596)	212,564	178,731	-	-	-	-	(89,726)	(43,585)
	-	-	(196)	(720)	(302,094)	(221,596)	212,564	178,731	-	-	-	-	(89,726)	(43,585)
Entities under common control
Banco Inbursa S.A. (not including debt costs)	-	-	-	(23,201)	-	-	-	-	-	-	-	-		(23,201)
G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	-	-	(327,974)	(282,576)	(546)	(466)	(328,520)	(283,042)
Primesys Soluções Empresariais S.A.	-	-	-	-	(10,999)	(9,031)	6,689	724	-	-	-	-	(4,310)	(8,307)
Telmex do Brasil Ltda.	-	-	-	-	-	-	41	71	-	-	-	-	41	71
Claro S.A.	-	-	-	-	(3,512)	(3,998)	-	-	-	-	-	-	(3,512)	(3,998)
DLA, Inc (Digital Latin América, LLC).	-	-	-	-	-	-	-	-	(11,689)	(3,724)	-	-	(11,689)	(3,724)
América Móvil. S.A.B de C.V.	-	-	(5,644)	-	-	-	-	-	-	-	-	-	(5,644)	-
Other	-	-	-	-	(2,499)	(165)	93	59	-	-	(1,348)	(1,559)	(3,754)	(1,665)

	-	-	(5,644)	(23,201)	(17,010)	(13,194)	6,823	854	(339,663)	(286,300)	(1,894)	(2,025)	(357,388)	(323,866)

	224,135	172,786	(2,018)	(16,071)	(319,104)	(234,790)	219,387	179,585	(339,663)	(286,300)	(1,894)	(2,025)	(219,157)	(186,815)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

	Consolidated
	Operating results / financial
	Three-month period ended June 30

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies

	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Stockholders
Emp, Brasil. de Telecom. S.A. – Embratel

	214,738	175,325	(4,370)	(3,657)	(257,954)	(180,212)	-	-	-	-	(47,586)	(8,544)
	214,738	175,325	(4,370)	(3,657)	(257,954)	(180,212)	-	-	-	-	(47,586)	(8,544)
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A	-	-	-	-	-	-	(349,160)	(307,944)	(483)	(463)	(349,643)	(308,407)
Editora Globo S.A.	-	-	-	-		-	-	-	(1,380)	(1,657)	(1,380)	(1,657)
Banco Inbursa S.A. (not including debt costs)	-	-	(25,025)	(48,855)	-	-	-	-	-	-	(25,025)	(48,855)
América Móvil. S.A.B de C.V.	-	-	(24,252)	(8,254)		-	-	-	-	-	(24,252)	(8,254)
Telmex do Brasil Ltda.	21	33	-	-		-	-	-	-	-	21	33
Claro S.A.	-	-	-	-	(2,725)	(3,300)	-	-	-	-	(2,725)	(3,300)
Primesys Soluções Empresariais S.A.	4,510	483	-	-	(6,107)	(5,143)	-	-	-	-	(1,597)	(4,660)
Procisa do Brasil Proj. Cost. e Inst. Ltda	-	-	-	-	(5,407)	(2,090)	-	-	-	-	(5,407)	(2,090)
DLA, Inc (Digital Latin América, LLC).	-	-	-	-	-	-	(16,896)	(11,366)	-	-	(16,896)	(11,366)
Other	298	353	-	-	(2)	169	-	-	(1)	(1)	295	521
	4,829	869	(49,277)	(57,109)	(14,241)	(10,364)	(366,056)	(319,310)	(1,864)	(2,121)	(426,609)	(388,035)
	219,567	176,194	(53,647)	(60,766)	(272,195)	(190,576)	(366,056)	(319,310)	(1,864)	(2,121)	(474,195)	(396,579)

	Consolidated
	Operating results / financial
	Six-month period ended June 30

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies

	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Stockholders
Emp, Brasil. de Telecom. S.A. – Embratel

	410,649	336,824	(7,626)	(7,811)	(489,920)	(337,986)	-	-	-	-	(86,897)	(8,973)
	410,649	336,824	(7,626)	(7,811)	(489,920)	(337,986)	-	-	-	-	(86,897)	(8,973)
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A	-	-	-	-	-	-	(683,859)	(616,376)	(967)	(926)	(684,826)	(617,302)
Editora Globo S.A.	-	-	-	-	-		-	-	(2,132)	(3,243)	(2,132)	(3,243)
Banco Inbursa S.A. (not including debt costs)	-	-	(26,563)	(46,435)	-	-	-	-	-	-	(26,563)	(46,435)
América Móvil. S.A.B de C.V.	-	-	(37,422)	(8,254)	-	-	-	-	-	-	(37,422)	(8,254)
Telmex do Brasil Ltda.	41	71	-	-	-	-	-	-	-	-	41	71
Claro S.A.	-	-	-	-	(5,544)	(6,591)	-	-	-	-	(5,544)	(6,591)
Primesys Soluções Empresariais S.A.	6,830	741	-	-	(11,896)	(10,014)	-	-	-	-	(5,066)	(9,273)
Procisa do Brasil Proj. Cost. e Inst. Ltda	-	-	-	-	(9,721)	(5,901)	-	-	-	-	(9,721)	(5,901)
DLA, Inc (Digital Latin América, LLC).	-	-	-	-	-	-	(31,428)	(11,366)	-	-	(31,428)	(11,366)
Other	517	719	-	-	(21)	(208)	-	-	-	(1)	496	510
	7,388	1,531	(63,985)	(54,689)	(27,182)	(22,714)	(715,287)	(627,742)	(3,099)	(4,170)	(802,165)	(707,784)
	418,037	338,355	(71,611)	(62,500)	(517,102)	(360,700)	(715,287)	(627,742)	(3,099)	(4,170)	(889,062)	(716,757)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

In the six months ended June 30, 2013, in accordance with the provisions of Law No. 9.249/95, the subsidiaries recognized interest on equity in favor of the Company, based on Interest Rate (TJLP) in the amount of R$14,914 (R$59,071 at December 31, 2012). As required by law, such interest on equity were recorded in financial expenses, with deduction of 15% of income tax at source, in the amount of R$2,237 (R$8,861 at December 31, 2012). In the financial statements of the subsidiaries, such interests were eliminated from financial expenses for the period and deducted from retained earnings in contrast to current liabilities. In the Company's financial statements, such interest were eliminated from the financial income of the period and deducted from the investment in contrast with current assets.

Except for the intercompanies loans with América Móvil described above, the nature of transactions involving related parties has not changed in relation to disclosures made in the note 19 of the financial statements for the year ended December 31, 2012.

20. Commitments and provisions

I)      Commitments

The Company has several firm agreements with suppliers as follows:

	Rental of poles	Rental of ducts	Rental of offices	Equipment	Total
2013 (6 months)	83,697	3,922	22,090	19,583	129,292
2014	163,518	9,338	43,155	-	216,011
2015	171,214	9,778	45,186	-	226,178
2016	179,057	10,226	47,256	-	236,539
2017	187,261	10,694	49,421	-	247,376
2018 to 2022	1,072,015	61,221	282,919	-	1,416,155
Total	1,856,762	105,179	490,027	19,583	2,471,551

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

20. Commitments and provisions – continued

II)   Provisions

The Company and its subsidiaries are involved in legal and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax delinquency notices, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. In addition, it is not possible to predict when these cases will be settled, as they are dependent on factors outside the Company management’s control. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings and, based in its legal advisors, pending judicial analysis and prior experience in the claim amounts, constituted provision considered enough to cover probable losses in the proceedings in course, as follows:

	Controlling company
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2012	38,814	41,312	146,996	227,122
Additions	14,186	4,519	990	19,695
Inflation adjustments	469	2,771	2,951	6,191
Amounts used	(5,493)	(2,033)	(903)	(8,429)
Unused amounts reversed	(1,213)	(1,637)	(778)	(3,628)
Balances at June 30, 2013	46,763	44,932	149,256	240,951

	Consolidated
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2012	64,609	73,658	237,486	375,753
Additions	22,233	7,348	2,136	31,717
Inflation adjustments	471	5,565	5,378	11,414
Amounts used	(8,844)	(4,059)	(903)	(13,806)
Unused amounts reversed	(1,314)	(1,991)	(779)	(4,084)
Balances at June 30, 2013	77,155	80,521	243,318	400,994

The nature of the estimated liability for tax, labor and civil claims has not changed significantly in relation to disclosures made in note 20 of the financial statements for the year ended December 31, 2012.

21. Equity

Share capital

On June 30, 2013, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors, who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

21. Equity – continued

Share capital – continued

The additional information relating to this note has not been significantly changed in relation to the disclosures made in note 21 of the financial statements for the year ended December 31, 2012.

22. Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts mainly for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	Controlling company		Consolidated
	06/30/2013	12/31/2012	06/30/2013	12/31/2012
Net Rio Ltda.	-	-	268,905	267,311
Net Serviços de Comunicação S.A.	80,217	73,008	80,217	73,008
Reyc Comércio e Participações Ltda.	-	-	13,402	12,948
Net Brasília Ltda.	-	-	7,830	7,557
Net São Paulo Ltda.	-	-	7,408	4,833
	80,217	73,008	377,762	365,657

23. Earnings per share

	Controlling company and consolidated
	Three-month period ended June 30,		Six month period ended June 30,
	2013	2012	2013	2012
Numerator
Net income for the period	R$ 41,970	R$ 29,567	R$ 156,862	R$ 144,165

Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916	228,503,916	228,503,916
10% - Preferred shares	1.10	1.10	1.10	1.10
Weighted average number of adjusted preferred shares	51,354,308	251,354,308	251,354,308	251,354,308

Denominator for basic and diluted earnings per share	365,813,993	365,813,993	365,813,993	365,813,993

Basic and diluted earnings per common share (in reais)	R$ 0.11	R$ 0.08	R$ 0.43	R$ 0.39
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic and diluted earnings per preferred share(in reais)	R$ 0.13	R$ 0.09	R$ 0.47	R$ 0.43

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

24. Financial instruments

a)      General considerations

The Company is exposed to market risks arising from its operations, and uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

b)      Fair value

Fair values of the main financial liabilities were calculated considering the estimated costs to settle the liabilities on June 30, 2013, which includes penalties for early settlement.

Fair values and carrying amounts of the main financial liabilities are shown below:

	Controlling company
	06/30/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair Value
Global Notes 2020	799,439	872,724	737,071	843,959
Finame	101,223	101,223	124,738	124,738
América Móvil S.A.B de C.V.	445,644	445,644	-	-
Commercial papers	687,590	687,590	686,749	686,749
	2,033,896	2,107,181	1,548,558	1,655,446

	Consolidated
	06/30/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair Value
Global Notes 2020	799,439	872,724	737,071	843,959
Banco Inbursa S.A.	224,193	225,999	206,716	208,518
América Móvil S.A.B de CV.	1,387,666	1,387,666	686,585	686,585
Finame	250,288	250,288	302,301	302,301
Commercial papers	687,590	687,590	686,749	686,749
	3,349,176	3,424,267	2,619,422	2,728,112

Other financial assets and liabilities have fair values approximated to their carrying amounts.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

24. Financial instruments – continued

c) Risks impacting on the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

The Company’s foreign currency exposure on June 30, 2013 is shown below:

	Controlling company	Consolidated
Debt in US dollars:
Current:
Interest on loans and financing	27,264	30,923
Suppliers of equipment and others	11,618	140,293
Programming suppliers	6,895	6,895
	45,777	178,111
Non-current:
Loans payable, net of costs of debts	772,175	992,709

Exposure liability	817,952	1,170,820

The Company acquired non-speculative derivative financial instruments to hedge against its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in US dollar exchange rate when settling short term transactions. Counterparties to the contracts are the following bank: Santander.

The Company only enters into foreign exchange derivatives in order to hedge a portion of its accounts payable to imported equipment, which are or will be linked to the US dollar, and payments of interest charges on debt. For the six-month period ended June 30, 2013, the Company held a derivative instrument (foreign exchange) position of R$32,905, (R$83,898 December 31, 2012), relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa S.A. due between 2017 and 2019 and Global Notes 2020 due to 2020.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

24. Financial instruments – continued

         c) Risks impacting on the Company’s business – continued

         Foreign exchange rate risk – continued

Derivatives financial instruments are as follows:

	Notional amount		Fair value		Accumulated effect (current period)
Description	06/30/2013	12/31/2012	06/30/2013	12/31/2012	Amount receivable
“Swaps” contracts
Asset position
Foreign currency	32,905	83,898	33,469	75,701	(282)
Liability position
Ratios (Dollar vs, CDI)	32,905	83,898	33,187	79,803	-
	-	-	282	(4,102)	(282)

The net receivable of R$282 is recognized in the other assets account in the balance sheet. During the three and six -month periods ended June 30, 2013, the Company recognized a profit on derivatives of R$2,208 and R$538, respectively (R$9,888 and R$776 of during the three and six -month periods ended June 30, 2012), which was recorded finance income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

24. Financial instruments – continued

c) Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

The following table shows the sensitivity analysis of the Company’s management and the effect of cash operations with derivative financial instruments outstanding as of June 30, 2013:

Scenario - currency appreciation (R$/US$) and increase of interbank rate (CDI)

Operations	Contracts			Probable scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Loss	Dollar rate R$	CDI	Loss

Dollar x CDI	3	15,000	29/07/2013	2,2156	7.22	1.6617	9.65	8,038	1.1078	11.58	16,334

(a)      The possible adverse scenario is represented by a 25% appreciation of the real against the dollar and an increase of 25% in CDI rate over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% appreciation of the real against the dollar and an increase of 50% in CDI rate % over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/US$) and decrease of CDI

Operations	Contracts			Probable scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Gain	Dollar rate R$	CDI	Gain

Dollar x CDI	3	15,000	29/07/2013	2.2156	7.22	2.7696	5.79%	8,627	3.3234	3.86	16,997

(c)      The possible adverse scenario is represented by a 25% depreciation of the real in relation to the dollar and reduction in CDI by 25% over the rates of the probable scenario.

(d)     The remote adverse scenario is represented by a 50% depreciation of the real in relation to the dollar and reduction of CDI by 50% over the rates of the probable scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

24. Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

On June 30, 2013 and 2012, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and its subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of June 30, 2013 is as follows:

	Controlling company	Consolidated
Finame	101,223	250,288
Commercial paper	687,590	687,590
América Móvil S.A.B de C.V.	445,644	1,387,666
Liability exposure	1,234,457	2,325,544

(-) Financial investments denominated in reais	39,104	63,511
Net exposure	1,195,353	2,262,033

Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company, Centralized fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú and Risk Office Consultoria Financeira Ltda, performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in the subscriber’s accounts receivable and it is reduced by the large number of subscribers that comprise the Company’s subscribers’ base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

24.  Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of June 30, 2013.

Controlling company
Maturity	Finame	Global Notes 2020	Commercial paper	América Móvil, S.A.B de C.V.	Total

2013	22,935	33,228	-	-	56,163
2014	29,699	66,457	711,612	481,238	1,289,006
2015	25,019	66,457	-	-	91,476
2016	23,050	66,457	-	-	89,507
2017	9,728	66,457	-	-	76,185
2018-2020	117	941,603	-	-	941,720
Total	110,548	1,240,659	711,612	481,238	2,544,057

Consolidated
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Commercial paper	América Móvil. S.A.B de C.V.	Total

2013	52,819	33,228	10,258	-	31,961	128,266
2014	75,292	66,457	20,517	711,612	824,568	1,698,446
2015	62,150	66,457	20,517	-	75,658	224,782
2016	57,327	66,457	20,517	-	79,721	224,022
2017	25,035	66,457	94,369	-	720,444	906,305
2018-2020	796	941,603	168,223	-	-	1,110,622
Total	273,419	1,240,659	334,401	711,612	1,732,352	4,292,443

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at June 30, 2013 (R$2.2156/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The Finame loan was estimated based on the long-term interest rate (TJLP) of 5.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% and 8.7% per year.

Interest payments for US Dollar denominated debt (Global Notes 2020 and Banco Inbursa S.A.) include withholding taxes, is in accordance with the prevailing tax legislation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

25. Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration thereof, a three-level fair value hierarchy is determined by prioritizing the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

• Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own assumptions.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
Balances at June 30, 2013	282	-	282	-
Balances at December 31, 2012	(4,102)	-	(4,102)	-

Currency swap derivative instruments are tools for managing risks arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the six-month period ended June 30, 2013, there were no transfers between levels 1 and 2 in relation to the measurement of the fair value or transfers to level 3.

26. Insurance

The insurance contracts have not changed significantly in relation to disclosures made in the note 26 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

June 30, 2013

(In thousands of reais)

27. Subsequent events

On July 12, 2013, the Company and its subsidiary Net Brasília Ltda. entered into two mutual agreements, with its ultimate indirect parent company, América Móvil, S.A.B. de C.V., totaling USD 90,000,000, maturing on July 9, 2014. The interest rate is equivalent to Libor plus a spread of 1.2% per annum, payable along with the principal amount on the maturity date.

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 2Q13

Results

Net Revenue increased 23.0%, totaling R$2,369,997  thousand in the 2Q13  compared to R$1,927,273 thousand in the 2Q12, mainly driven by the expansion of the subscriber base.

EBITDA (earnings before interest, income taxes including Social Contribution on net income, depreciation and amortization) totaled R$612,746 thousand in the 2Q13 compared to R$515,863 thousand in the 2Q12, therefore an increase of 18.8%.

The Company recorded in the 2Q13  Net Income of R$41,970 thousand.

The Company’s annual and quarterly financial statements include additional BM&FBOVESPA requirements on the adoption of differentiated practices of corporate governance "Level 2".

On May 31, 2013, the Company announced that Embratel Participações S.A.("Embrapar"), decided to proceed with the merger of  GB Empreendimentos e Participações S.A. (“GB”), a controlled subsidiary of Embrapar and the controlling company of Net Serviços, into the Company, in order to simplify the corporate structure of its investments, leverage synergies and other benefits, and reduce corporate costs.

Considering that GB´s assets exclusively consist of its investments in the Company, and the merger of GB into the Company will not result in an increase of the Company´s capital stock. After the merger, the shares of the Company indirectly held by Embrapar and its controlled subsidiary, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), through GB will be held directly by Embrapar and Embratel, thereby simplifying the corporate group´s current structure.

The merger will be submitted for the approval of the Board of Directors of the Company, yet during the third quarter of 2013.

Additionally, Embrapar informed that the merger of GB into NET should not affect the public tender offer for the Company´s shares, currently under registration procedures with the CVM, subject to the provisions of applicable regulations.

Net Serviços de Comunicação S.A. CNPJ/MF nº 00.108.786/0001-65

NIN NIRE nº 35.300.177.240

Public Held Corporation Verbo Divino Street nº 1.356 - 1º floor -São Paulo-SP

Fiscal Council Report

Considering the material submitted, previous analyzes and additional information provided by the auditors, the members recommended the Company's financial statements for the period ended June 30, 2013, prepared by management in accordance with International Financial Reporting Standards (IFRS) and accounting practices adopted in Brazil, to the Board for approval, which will be formalized in a specific document.

São Paulo, July 19, 2013.

Martin Roberto Glogowsky

Edison Giraldo

João Adamo Junior

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the opinion expressed in the independent auditors' report relating to the individual and consolidated financial statements for the period ended June 30, 2013, contained in that report.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

__________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the individual and consolidated financial statements for the period ended June 30, 2013.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

____________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Capital budget proposal

Not applicable to Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 6, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.